File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

March 8, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

SUPPL

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of March 8, 2007: "DIAMYD MEDICAL ANNOUNCES PHASE III CLINICAL TRIALS PLAN FOR DIAMYD® IN TYPE 1 DIABETES"

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

Enclosure
cc: Nils Fredrik-Kaiser

3/15

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

DIAMYD MEDICAL ANNOUNCES PHASE III CLINICAL TRIALS PLAN FOR DIAMYD® IN TYPE 1 DIABETES

Press Release, Stockholm, Sweden – March 8, 2007 – Diamyd Medical AB
(SWEDEN OMX: DIAM B; USA ADR: DMYDY)

Diamyd Medical AB announced today details of its Phase III clinical protocol and plans in the US for Diamyd®, the company's lead drug candidate for the treatment autoimmune diabetes, type 1 diabetes and Latent Autoimmune Diabetes of Adults (LADA). Based upon the results of prior clinical trials in type 1 diabetes and LADA diabetes patients in Europe, as well as recently-received written communications from the US Food and Drug Administration (FDA), the Company anticipates that a Phase III clinical trial in the US and a second Phase III clinical trial run in parallel in Europe will be suitable for product registration to treat type 1 diabetes.

The US and European arms of the Phase III program would each be multi-center, double-blind, placebo-controlled and would each enroll approximately 300 type 1 diabetes patients within three months of diagnosis. Measured levels of meal-stimulated C-Peptide as a direct marker of endogenous insulin production will be the primary endpoint of this study. Evidence of benefit for insulin requirements and glycemic endpoints will also be evaluated. Enrollment in each of the approximately 30 sites in the US and Europe will take approximately 9 months. Results will be evaluated after 15 months with the patients then continuing to be followed for an additional 15 months.

"We are pleased with our ongoing dialogue with the FDA and enthusiastic about starting the Phase III program in the US. The Phase II study that was reported last August by Professor Ludvigsson, Linkoping, Sweden, showed that only a total of two injections 30 days apart significantly preserved endogenous insulin production as compared to placebo. This may make the disease so much easier to handle and is critical to delaying or even avoiding many of the serious problems associated with long-term diabetes," said Anders Essen-Möller, president and CEO of Diamyd Medical AB. "Additionally, we are pleased with the conversations we have had with more than 40 potential clinical trial sites in several European countries. If everything goes as planned – there are still some technical outstanding matters to address that regards manufacturing – applications to start the trials will be submitted to the regulatory authorities so that recruitment of patients can start before year end."

"Meal stimulated C-peptide levels is at this time the most accurate parameter for clinical trials to show whether a drug can maintain function of pancreatic beta cells in type 1 diabetes patients," commented Professor Jerry Palmer, Director of the Diabetes Endocrinology Research Center at the University of Washington in Seattle and the Lead Investigator on Diamyd's upcoming US clinical program. "In my view, a therapy that successfully maintains pancreatic beta cell function will be a significant leap forward in the treatment of type 1 diabetes."

Michael Christini, President of Diamyd, Inc., the US subsidiary in Pittsburgh, Pennsylvania, further explained, "We are excited about the prospect that Diamyd soon may be used in phase III trials where it potentially can be of benefit to many recent onset type 1 diabetes patients. The unmet medical need for this category of patients is extremely large."

About Diamyd Medical

Diamyd Medical is a Life Science company developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in both type 1 and autoimmune type 2 diabetes patients (LADA) in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 Composition of Matter license to Neurologix Inc., Fort Lee, New Jersey, for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within gene therapy using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The Company's lead gene therapy projects include using Enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (USA). Diamyd Medical shares are quoted at the Stockholm Nordic Exchange in Sweden (ticker symbol: DIAM B) and in the US through a Level 1 ADR program administered by the Bank of New York (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com

For further information, please contact:
Stockholm-office
Anders Essen-Möller
CEO and President
Tel: +46 8 661 0026
E-mail: investor.relations@diamyd.com

For media contact in the USA, please contact:
Gregory Tiberend
Executive Vice President
Richard Lewis Communications, Inc.
Tel: +1 212 827 0020
E-mail: gtiberend@rlcinc.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END